February 6, 2026

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC
Amendment No. 11 to Offering Statement on Form 1-A
Filed January 16, 2026
File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 12 (“Amendment No. 12”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023, as amended (together, the “Form 1-A”). Amendment No. 12 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated January 30, 2026. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 11 to Offering Statement on Form 1-A

Series Offering Table, page 1

1.	Comment: Please explain why the share columns in the table do not reconcile to the adjusted total shares outstanding column or revise.

Response: In response to the Staff’s comment, the Company would clarify that the Management Fee Shares (Issuer) column of the Series Offering Table (the “Table”) did not include any Management Fee Shares originally issued to the Administrator which have been sold or transferred as of the date hereof, which is why the share columns in the Table did not reconcile to the adjusted total shares outstanding column. The Company has revised the Table and corresponding disclosure through Amendment No. 12 to include such shares. The Company has also added additional disclosure relating to beneficial ownership by Masterworks in the sections of Amendment No. 12 entitled “Restructuring Transactions - Capital Structure Following the Offering” and “Security Ownership of Management and Certain Security Holders.”

Unaudited Historical and Pro Forma Financial Statements, page F-2

2.

Comment: We note your response to prior comment 2 that updated historical interim financial statements and pro forma financial statements were included. We were not able to locate historical interim statements of operations for the registrant, target issuers or pro forma for the period ended June 30, 2025. Please explain or revise.

Response: The Company has included the requested financial statements in Amendment No. 12.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission
Scott Stringer/U.S. Securities and Exchange Commission
Adam Phippen/U.S. Securities and Exchange Commission